

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2014

Via E-mail
C. Stephen Cochennet
President and Chief Executive Officer
Guardian 8 Holdings
7432 E. Tierra Buena Lane
Suite 102
Scottsdale, Arizona 85260

> **Re:** **Guardian 8 Holdings**
> **Registration Statement on Form S-1**
> **Filed August 29, 2014**
> **File No. 333-198487**

Dear Mr. Cochennet:

We have reviewed your registration statement and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. We note that you are registering the sale of 74,592,234 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, it appears that the transaction may be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you would not be eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

    If you disagree with this analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

    - The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The dates on which and the manner in which the selling shareholders received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible debentures and warrants upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Anthony DeMint
        DeMint Law, PLLC